Exhibit (a)(1)(A)

January 27, 2017

AYTU BIOSCIENCE, INC.
373 Inverness Parkway, Suite 206
Englewood, Colorado 80112

To the Holders of the Warrants (Trading Symbols AYTUW and AYTUZ):

This letter is to inform you that Aytu BioScience, Inc. (the “Company”) is offering to holders of certain warrants to purchase common stock of the Company the opportunity to exercise their warrants at a temporarily reduced cash exercise price of $0.75 per share of common stock, upon the terms set forth in the enclosed Offer to Amend and Exercise Warrants to Purchase Common Stock dated as of January 27, 2017 (the “Offer to Exercise”). All capitalized terms not defined in this letter shall have the meanings set forth in the Offer to Exercise.

The warrants subject to the Offer to Exercise are (i) outstanding warrants to purchase 1,733,322 shares of the Company’s common stock issued to investors participating in the Company’s financing in May 2016, with an exercise price of $6.00 per share (the “May 2016 Warrants”), and (ii) outstanding warrants to purchase 6,020,245 shares of the Company’s common stock issued to investors participating in the Company’s financing in October 2016, with an exercise price of $1.86 per share (the “October 2016 Warrants” and together with the May 2016 Warrants, the “Original Warrants”). The Company has approved an amendment to each of the warrant agreements that govern the Original Warrants to temporarily reduce the exercise price of the May 2016 Warrants and the October 2016 Warrants, to $0.75 per share, for the period that begins on January 27, 2017, which is the date the materials relating to this Offer to Exercise are first sent to the holders of the Original Warrants, and ends on the expiration date of the Offer to Exercise at 11:59 P.M. (Eastern Time) on the evening of February 27, 2017, as may be extended by the Company in its sole discretion (the “Expiration Date”).

The purpose of the Offer to Exercise is to encourage the exercise of the Original Warrants by temporarily reducing the exercise price, which will provide funds to the Company for working capital and for general corporate purposes and will help reduce the number of outstanding warrants.

The enclosed Offer to Exercise, together with the Election to Participate and Exercise Original Warrants and Notice of Withdrawal constitute the “Offering Materials.” The Offering Materials provide information regarding the Offer to Exercise, including important conditions to the Offer to Exercise and instructions as to how you can participate and exercise your Original Warrants. You should read all of the materials carefully before you decide whether to exercise any of your Original Warrants. Among other conditions, the Offer to Exercise is subject to the condition that the Company has in place an effective registration statement under the Securities Act of 1933, as amended, for the purpose of registering the exercise of the Original Warrants at the reduced cash exercise price of $0.75 per share and the shares issuable upon such exercise having been registered or qualified or deemed to be exempt from registration under the securities laws of the state of residence of the holder of the warrant.

You may elect to participate in the Offer to Exercise with respect to some, all or none of your Original Warrants. If you choose not to participate in the Offer to Exercise, your original May 2016 Warrants and/or October 2016 Warrants, as the case may be, will remain in effect, with an exercise price of $6.00 and $1.86 per share, respectively.

In order to participate in the Offer to Exercise and exercise your Original Warrants to receive the number of shares of Company common stock issuable therefor at the temporarily reduced exercise price of $0.75 per share, you must instruct your broker or other nominee to deliver, before the Expiration Date, all of the applicable “Acceptance and Exercise Deliveries” to VStock Transfer, LLC (the “Depositary Agent”) on your behalf, as follows:

•	an Agent’s Message with respect to a book-entry transfer of the May 2016 Warrants and/or October 2016 Warrants, as the case may be;
•	a book-entry confirmation of the transfer of your May 2016 Warrants and/or October 2016 Warrants, as the case may be, into the Depositary Agent’s account; and
•	a payment in the amount equal to $0.75 per share multiplied by the number of shares of common stock you elect to purchase pursuant to the May 2016 Warrants and/or October 2016 Warrants, as the case may be.

The Acceptance and Exercise Deliveries, including the cash tendered by check or wire transfer, must be delivered as set forth in the Offer to Exercise. If you or your nominee properly tender (and do not validly withdraw) your Original Warrants and the other Acceptance and Exercise Deliveries on or prior to the Expiration Date, promptly following the Expiration Date, we intend to accept your payment of the exercise price and your other Acceptance and Exercise Deliveries and direct VStock Transfer LLC, as the Depositary Agent and our transfer agent, to issue and deliver to you the number of shares of Company common stock issuable under your Original Warrants at the temporarily reduced exercise price of $0.75 per share.

If you change your mind and do not want to participate in the Offer to Exercise, you or your nominee may withdraw your tender of the Original Warrants at any time prior to the Expiration Date by notifying the Depositary Agent via the procedures described in the Offer to Exercise. In addition, if your Original Warrants and other Acceptance and Exercise Deliveries have not been accepted by us prior to March 27, 2017, which is the 40th business day from commencement of the Offer to Exercise, you may withdraw your tender after that date. If you properly and timely withdraw, we will promptly (i) return your May 2016 Warrants and/or October 2016 Warrants, as the case may be, through book-entry transfer, as applicable, and (ii) return the cash you paid to exercise your Original Warrants by return of payment to your nominee, without interest thereon or deduction therefrom.

Thank you for your time in reviewing this request.

Sincerely,

/s/ Joshua R. Disbrow

Joshua R. Disbrow
Chairman & Chief Executive Officer
Aytu BioScience, Inc.

Enclosures:

Offer to Exercise (including exhibits thereto)

Election to Participate and Exercise Original Warrants (including exhibits thereto and Instructions for Delivery)

Notice of Withdrawal

Preliminary Prospectus relating to Original Warrants